SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 June 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 22 June 2023 re: Director/PDMR Shareholding

22 June 2023

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the disclosures in the 2022 Annual Report and Accounts published on 22 February 2023. The 2022 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the second quarter of 2023 under the Group's Fixed Share Award. In this respect, the PDMRs listed in the table below acquired on 21 June 2023, after the settlement of income tax and national insurance contributions, the number of Shares set out by their name below. The acquisition price was 44.145 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over a three year period, with one-third being released each year on 21 June.

Name	Shares
Charlie Nunn William Chalmers	315,154 151,274

Buyout awards for Chirantan Barua and Ron van Kemenade
Chirantan Barua and Ron van Kemenade joined the Group in Q2 2023. It was agreed that on appointment they would be granted deferred cash and deferred share awards to replace unvested awards from their previous employers that have been forfeited as a result of them joining the Group. The awards granted match the vesting and retention periods applying to the awards being forfeited.

As a number of Ron's awards would have already vested at the time he joined they have immediately vested on grant. In this respect, the Group announces that, after settlement of income tax and national insurance, 28,141 Shares were released to Ron which be subject to a retention period until May 2027.

The awards were granted in accordance with the regulatory requirements for buyouts to which the Group is subject, as detailed in the PRA Rulebook and corresponding FCA requirements.

In addition, Chirantan was granted a 'lost opportunity' bonus award for the loss of his bonus award from HSBC for the 2022 performance year. The award will mirror the Group deferral schedule and after settlement of income tax and national insurance, 204,234 Shares for the March 2023 element were released to Chirantan on 21 June 2023, subject to a retention period until March 2024.

Exercise of options to acquire Shares
Sharon Doherty acquired 3,136,483 Shares, following the exercise of a share buyout award (for nil consideration) on 21 June 2023. The details of the share buyout award, to replace forfeited awards from Sharon's previous employer, were announced in September 2022 at the time of the award. Sharon retained all the Shares apart from 1,474,377 Shares, which were sold at a price of 44.035  pence per Share to cover income tax and national insurance contributions.

John Winter acquired 338,604 Shares, following the exercise of a share buyout award (for nil consideration) on 21 June 2023. The details of the share buyout award, to replace forfeited awards from John's previous employer, were announced in March 2023 at the time of the award. John retained all the Shares apart from 159,374 Shares, which were sold at a price of 44.035 pence per Share to cover income tax and national insurance contributions. The shares will be subject to a retention period of 12 months.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Charlie Nunn
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the second quarter of 2023 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.44145	315,154
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the second quarter of 2023 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.44145	151,274
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Chirantan Barua
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Insurance, Pensions & Investments
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Grant of awards under the Group's Deferred Bonus Plan 2021 in the form of nil-priced options and/or conditional awards
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.0000	2,868,033
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-06-21
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of shares following the vesting of awards under the Group's Deferred Bonus Plan 2021
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.0000	204,234
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-06-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ron van Kemenade
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Grant of awards under the Group's Deferred Bonus Plan 2021 in the form of nil-priced options and/or conditional awards
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.0000	935,305
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-06-21
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of shares following the vesting of awards under the Group's Deferred Bonus Plan 2021
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.0000	28,141
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-06-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sharon Doherty
2	Reason for the notification
a)	Position/status	Chief People & Places Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.00	3,136,483
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-06-21
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares acquired following the exercise of a share award to meet income tax and NICs due.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.44035	1,474,377
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Winters
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Corporate & Institutional Banking
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.00	338,604
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-06-21
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares acquired following the exercise of a share award to meet income tax and NICs due.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.44035	159,374
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 22 June 2023